Exhibit (a)(5)(E)

TCR2– Option Exchange Tender Offer Presentation

Slide 1:

Welcome everyone to the TCR-squared option exchange program presentation. My name is [            ]. I am from Aon, and today we will be walking through the option exchange program that is occurring this month. Here is your agenda for today.

Slide 2:

First we have Introductions and an overview. We’ll go over the basics, how an option exchange works, the eligibility, terms and considering your choice. Important disclaimers, and then questions and answers after that. As a reminder, the terms and existence of the option exchange program remain confidential until TCR-squared files its tender offer documents with the Securities and Exchange Commission, and you should not disclose the existence of the exchange program to anyone outside of TCR-squared until that time.

Slide 3:

Quick intro as to who I am. You might wonder why I’m involved. [                        ] I have done several of these presentations where we talk about exchange programs. I have a degree of expertise. However, it’s important to note that does not mean that I can provide you any advice. It’s actually part of the reason that I am here. I can’t provide advice, but I do have expertise and the ability to answer questions on this type of exchange and answer questions that you have as long as it relates to the awards involved or materials that TCR-squared has provided for you.

Slide 4:

Equity is a very important part of your total rewards package at TCR-squared. Many stock options that were granted before October of last year are underwater. Underwater means that the exercise price is lower than the current stock price of TCR-squared. It is fairly normal for stock options to fluctuate in value and become “underwater.” They are granted at the current stock price – it’s a 50-50 shot they will be underwater in the next couple days. However, options that are more significantly underwater may not motivate you as an incentive. There’s still some value in the options – a wall street guy could calculate that value with a mathematical model, but since your core expertise is not option valuation and you have to wait for the stock to go up to realize that value, you may not appreciate the full value of your options. But it’s very important that you appreciate your incentives from TCR-squared. You are our most important asset in this.

This exchange is an offer to trade your underwater options for a smaller number of restricted stock units or RSUs. We’ll go through why it’s smaller and how all of this works in this presentation. The exchange offer only applies to options with a $10 or higher strike price. So anything that’s lower than $10 is not covered by this exchange program. But the grants above $10, you have the opportunity to consider an exchange. The value of the RSU will be approximately equal to the current fair value of your exchanged options. That fair value was calculated by those math people who can look at all the future possibilities and figure out its worth. You decide whether you want to keep the options or exchange them for RSUs.

Slide 5:	Let’s go over the basics and make sure you understand the types of stock awards that we’re talking about. Let’s start with options.

Slide 6:

What is a stock option? A stock option is an option to purchase TCR-squared stock in the future. Your options have a 10-year life, which is a long time. The total time from the date of grant until they expire is 10 years. You must exercise your options before the 10 years is up, but it’s that 10-year life that makes options so valuable.

TCR2– Option Exchange Tender Offer Presentation

You’re going to see some things out there in this process and generally. Let’s get one of them out of the way. Option price, exercise price, grant price, and strike price all mean the same thing. It’s the price you pay for an option. So it’s very important to understand that when you’re talking about this type of a program, when we’re talking about option prices and exercise prices and grant prices that are above $10, those are the options that are eligible for this exchange. The ones that are below that are not eligible. The exercise price is set to the price of the stock on the grant date. That is how your options were given to you – at the price of the stock on the grant date.

The value of a stock option is “how much do we grow from here?” In this instance, we did not have the growth that we expected as of the time of the grant, and that is why we’re having this conversation today. Vesting is the process of earning the right to exercise. Exercise, that’s the process of turning your options into shares. Taxation on the gain is realized upon exercise -exercise is the tax event. Now, there are places on the planet where that is not the tax event, but we are talking about the United States, and here the exercise is the tax event. 10 years from the grant date is the last day you could exercise your stock option. That expiration we’ve been discussing. Let’s go to a restricted stock unit.

Slide 7:

An RSU is a grant valued in TCR-squared stock that becomes stock at vest. So it’s a little bit different than an option. With options, we have an exercise process, but RSUs just turn into shares automatically. It’s basically an automated transaction—you could say exercise, it’s not quite the right term, but you can think of it as an automated exercise—the RSU automatically turns into shares as of the vest date. RSUs can never go underwater because they don’t have an exercise price that you pay to the company. It is just the value of stock. They’re called a full-value award because the value is the full value of TCR-squared stock. Shares are released at vest automatically. Because there’s no exercise process, the only decision to be made is when to sell your shares after they have been vested. That’s the only time a decision gets made. It does not have anything to do with turning your grant into shares. And for taxation, RSUs are taxable at vest, that is the transaction. That is when the shares become yours. Expiration doesn’t really apply in this instance. The unvested RSUs are canceled if you leave the company – we’re used to options with a 10-year expiration. Understanding your vest dates as they relate to your RSUs is very important.

Slide 8:

Here’s an example of options versus RSUs. Ethan has a grant of 500 stock options with a $15 exercise price. What does that mean? He’s got the right to purchase up to 500 shares at $15 each once they’re vested. That right ends on the grant expiration date—that 10-year timeframe from the grant date—or when he leaves the company. If he decided to exercise all 500 of the options, he would pay $7,500 plus taxes.

Options are more noticeably valuable when the actual share price surpasses the exercise price. For example, if Ethan sells the shares when the stock is trading at $25, his gain would be $5,000. That’s a $10 gain times 500 shares. Taxes are due at exercise. And then any gain beyond that would be capital gains or loss. On the other hand, Ellie has a grant of 200 RSUs, so she would receive 200 shares of common stock on the vest dates. Typically, you have multiple vest dates with an award. Once the RSUs are vested, they convert to shares automatically. For example, if the stock is trading at $25 when the RSUs vest, the grant would be valued at 200 times the $25 share price, or $5,000. She can sell or hold the stock as long as she wants. Taxes are due at vest and capital gains apply again when the shares are sold. Now let’s talk about how an option exchange works.

TCR2– Option Exchange Tender Offer Presentation

Slide 9:	How an Option Exchange Works: Your Offer to Exchange Options for RSUs

Slide 10:

Your option exchange is an opportunity to exchange existing underwater options for restricted stock units. There are specific eligible employees and specific eligible grants. It’s also not required. You can retain all of your existing option grants. The primary reason you do not have to exchange your award is there is not a right answer for everybody. It is not something where I’m going to recommend you exchange your options. That is something that you have to work out, and it is based on how you see the stock doing and how you feel about options versus RSU and the overall structure of your equity. An underwater option is an option whose exercise price is above the current trading price. But, yes, underwater options have value. The stock could rebound above the exercise price. The replacement RSUs are worth the full value of a share of TCR-squared stock, but that will result in a change in terms and fewer RSUs. One RSU becomes one share of stock at vesting. The option exchange rate is set up front. Exchange rates were finalized at the beginning and will not change at the end. Different levels of exercise prices have different exchange rates – we have three tiers we’re going to talk about. Overall, the exchange is not intended to deliver less value or create a financial windfall. It’s intended to be a break even on value. It’s really important to understand that. And it should become clear that means if you turn in options, you’ll get fewer RSUs back.

Slide 11:

The offer is managed as a formal process called a tender offer. The offer is open from October 19th to November 16th. All elections must be made by 11:59 PM Eastern time on November 16th. If you choose to exchange, when it’s completed, your original award is canceled and you receive the new award. The new grants will be effective on or around November 17th. The first RSU vesting opportunity is December 1st. If you do not elect to exchange, your original awards remain with the original terms and conditions. You can change your election as often as you want until the tender period closes. When it closes, that’s when it’s locked. There are no exceptions.

Slide 12:

You have option exchange materials. The big one and the most official of the bunch is the Offer to Exchange Eligible Options for New Restricted Stock Units document. This details all of the rules and requirements of the program and serves as your primary source of information. I say most official in that all of these materials are filed with the SEC – the video and storyboard, the brochure, this deck and even the script I am reading from. Some of these additional materials are a little more ‘approachable.’ The TCR-squared option exchange program brochure has a simple modeler included. You’ve got some education sessions—I am here. The dates for the broad sessions are the 20th and 25th. We also have some brief educational videos. In the set is an exchange program overview, an example, and a discussion of the tender offering process.

Slide 13:	Eligibility

TCR2– Option Exchange Tender Offer Presentation

Slide 14:

Eligible participants include active employees who hold grants with an exercise price of $10 or more. This includes employees on leave of absence. Ineligible participants include employees who resign or receive a notice of termination prior to the end of the offering period; also non-employees, including non-employee board members; and employees who only hold grants with exercise prices less than $10. Most of you with older options are eligible, but wanted to make sure we touched on this.

Slide 15:

Eligible options are options held by an eligible employee and that are outstanding as at the end of the tender offering, have a grant date exercise price of $10 or greater, and were granted under the 2018 Stock Option and Incentive Plan.

Slide 16:	Let’s understand your RSU terms – the terms of the awards you would be given in the exchange.

Slide 17:

The exchange ratio depends on the stock price at the start of the tender offer. We already know this answer since we’ve started, but they were only just established. If you agree to the exchange, your RSU will be unvested on the grant date, even if your exchanged options were vested. The first RSU vesting is December 1st, 2022. So it’s actually coming up quite quickly. It’ll be an annual December 1 vest date. Your new RSU vesting schedule depends on the original vesting start date of your exchanged option. You can look at your tender offer document for the schedules for your specific grants. Shares are taxable on the vesting date. By default, Fidelity will sell the shares needed to cover tax withholding with an RSU.

Slide 18:

This is an example of the exchange ratio. So this is important to understand and like I mentioned, we are working with the final numbers that were set before the exchange began. We have already explained we are dealing with options with an exercise price of $10 or more that are eligible for this exchange. So if you have an option with an exercise price between under $10 – hang on to it. You have a long period of time ahead of you with an opportunity for the option to come into the money. For options between $10 and $18, the exchange ratio is three to one; if your exercise price is between $18.01 and $25 the exchange ratio is 4.5 to 1; and if the exercise price is $25.01 or above, the exchange ratio is 5.5 to 1.

So, why are there different exchange ratios? That amount that an option is underwater impacts that value so as an example, if the stock is trading at $2, an option with an exercise price of $10 is worth more than an option with an exercise price of $20. I have farther to go for it to be in-the-money. The value is essentially how close is your exercise price to the current stock price – percentage-wise. At what point will you find value. Let’s look at example 1. A participant who held 900 eligible options at a $12 exercise price would receive 300 RSUs if they accepted the exchange offer. The math is simple—it’s 900 eligible options just divided by three. Example 2—someone with the same 900 options but with an exercise price of $32 would receive 164 RSUs—taking the 900 options and dividing by 5.5 equals 164. For those of you wondering about rounding, the exchange will round up fractional amounts. You can see the difference there, but it also should seem pretty logical. There is definitely a value difference of those options that is sizable as it relates to the current stock price.

TCR2– Option Exchange Tender Offer Presentation

Slide 19:

So here is an RSU vesting example and the chart on how all of this vesting works. You can see there was definitely a lot of thought put into the vesting elements of this program. If your eligible options had a vesting start date in January 2019 – looking at that top line — and you accepted the exchange offer, you’re going to see that 98% of your RSUs would vest on December 1st, 2022, and the remaining 2% would vest December 1st, 2023. And you can go through and look at the different vest start dates here. Now let’s look at Edgar’s example off to the right. He has eligible options from a grant that began vesting in January 2020. In October, at the time of the exchange, 68.75% of his options are vested. If he exchanged all of these options, his new RSUs would be 0% vested until December 1st. On December 1st, they would become 73% vested. The remaining shares would vest in two annual installments—another 25% of the RSUs would vest December 1, 2023, and the final 2% in 2024. So the numbers may feel arbitrary, but you can definitely tell exactly where they came from when you see what would vest on December 1st of this year if you choose to exchange. The vesting will occur in 2,3, or 4 installments depending on that grant timing and when they began vesting.

Slide 20:

Let’s talk a little bit about taxes. Taxes happen when you make money. And with an RSU vesting, that is when money is made. TCR-squared withholds U.S. taxes. General taxation varies from country to country. RSUs are taxed at vest—when shares are released. Options are taxed at exercise. That includes both income and social taxes. RSUs are a bit different in that unlike options, you don’t control tax timing. As for capital gains and losses you recognize when you sell the shares, for RSU’s that’s if stock price has changed since vesting – it usually will be different. For options, it’s how the stock price has changed since exercise. A lot of time people sell the stock at the same time as an exercise of an option so it is rarer to have capital gains with options since most people never hold the shares. Another important item with both options and RSUs — cost basis—when you sell the stock, pay attention to your cost basis. It’s just important to make sure your taxes are done properly so you don’t over-report income.

Slide 21:

Another example – let’s look at 2 awards this time. Elizabeth is eligible to exchange her two grants. How many RSUs would she receive if she chose to exchange each grant? Again – completely her call + she can even elect differently for the different awards if she chooses.

Grant 1 is for 600 stock options with a $16 exercise price and has a vesting start date of December 2020. Grant 2 is for 1,350 stock options with a $24 exercise price and has a vesting start date of May 2021.

Grant 1 could be exchanged for 200 RSUs—that’s 600 divided by three, which is that 3:1 ratio for the $10 to $18 exercise price range. All of the RSUs would be unvested as of the grant date. One hundred RSUs would vest on December 1st of this year, 50 next year, and 50 on the year after that.

Grant 2 could be exchanged for 300 RSUs—that’s the 4.5:1 ratio. So 1,350 options divided by 4.5. All RSUs would be unvested as of the new grant date, then 120 would vest on December 1st of this year, 75 would vest in both 2023 and 2024, and then 30 would vest in 2025. So the vesting schedule would be 40%, 25%, 25%, 10%.

TCR2– Option Exchange Tender Offer Presentation

Alternatively, Elizabeth could exchange one grant and not the other. You do not have to exchange all eligible grants. She also can keep all of her options and not participate. If she does exchange her options, Elizabeth will owe ordinary income taxes when her RSUs vest. Fidelity automatically sells some of the shares to cover taxes. That ends up flowing through payroll. So it’s not something that you report separately, it’ll show up on your W-2 at the end of the year.

Slide 22:

The timeline for the exchange looks like this. It’s open now. It closes Wednesday, November 16th, at 11:59 p.m. Eastern time. The grant date is expected to be November 17th, and exchange confirmations will be sent out November 18th through 23rd. In December, Fidelity systems will update with the new grant paperwork.

Slide 23:

Here’s the process. A personalized election form will be emailed to your TCR-squared email account. If you wish to participate, complete the form, sign it and return using DocuSign. If you change your mind, you can submit a notice of withdrawal. That form is available on Namely. If you do submit the notice to withdraw, you’ll be issued a new election form. Your current election is locked when the tender period closes. Final exchange statements will be sent out by November 23rd. You’ll get a grant notification when it gets entered into Fidelity. You would also see your option canceled in the system if you elect to exchange.

Slide 24:	Considering your choice

Slide 25:

You can keep your current options or exchange them for RSUs. There’s a breakeven point you may want to examine for each of your grants. For example, let’s look at this chart. Say you have 600 original options with a $15 exercise price. On the left – you can see the value of the option and the RSUs at a $10 stock price. At a stock price of $10, your original options still have no value – the RSUs are worth $2,000.

Looking at a breakeven, just to give you an idea of what that looks like. Breakeven on this award ends up around $22.50. For your 600 options, that would be a $7.50 gain over the original exercise price. With that your options would be worth $4,500. And 200 RSUs at $22.50 would also be worth $4,500. So TCR-squared’s stock price would need to be $22.50 for it to break even. Every exercise price and every ratio have different breakeven points. There is a simple breakeven modeler in the brochure.

Slide 26:

Important disclaimers. TCR-squared Therapeutics cannot advise you on what to do. This is a financial decision that’s entirely yours. Tender offers are regulated by the SEC, which has strict guidelines. If you ask for advice, we are required to say: Read through your materials, talk to your advisor. If you have questions, you can email Ask HR at TCR TWO dot com. We can answer questions as it relates to options and RSUs – taxes questions, etc. – but the exchange itself becomes the part where we need you to handle the process without our input.

TCR2– Option Exchange Tender Offer Presentation

And this is also very important: you must complete your tender offer on time. If you miss it, it’s done. There is no way to modify or add an election after the close. You will receive an email confirmation with your election. Keep it for documentation. This is a one-time event – we won’t be repeating this offer at a later time. It’s only 20 business days long. Make time to review the materials as soon as possible. 20 business days goes quickly.

Slide 27:

With those caveats, you can send questions to this email address if they come up. We will also open it up for questions at this time. Remember – nothing on what to do or what’s right for you, but anything truly factual about the process or the award types we can definitely answer questions. On the next slide

Slide 28:	We have answers to a few questions we know will come up, but I’ll go back to slide 27 for the Q&A portion. Thank you very much for your time.